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                              December 18, 2023

       Douglas Armer
       Chief Financial Officer and Head of Capital Markets
       North Haven Net REIT
       1585 Broadway, 33rd Floor
       New York, NY 10036

                                                        Re: North Haven Net
REIT
                                                            Registration
Statement on Form 10
                                                            Filed November 14,
2023
                                                            File No. 000-56611

       Dear Douglas Armer:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10

       General

   1. Because the company is a blind pool with no operating history and is dependent on
                                                        Morgan Stanley and its
affiliates, please include disclosure comparable to that required by
                                                        Industry Guide 5,
including prior performance tables for programs with similar investment objectives, or advise
why such disclosure would not be material to investors. For
                                                        guidance, see CF
Disclosure Guidance: Topic No. 6.
   2. We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify
how you will communicate your NAV price changes. Please provide us, on a supplemental
basis, with your template for future NAV disclosures. Additionally, if there is a
significant difference between the previous period price and the price at which you would issue shares
to a new investor, clarify whether investors would have an
                                                        opportunity to rescind
their subscription. Similarly, if there is a significant decrease in price since the time
someone submitted their repurchase request, clarify whether the investor would have an
opportunity to revoke their request.
 Douglas Armer
North Haven Net REIT
December 18, 2023
Page 2
3.       We note that you are conducting a private offering in reliance on
Section 4(a)(2) and
         Regulation D of the Securities Act of 1933. It appears that you have not filed a Form D.
         Please advise.
4. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
         Act of 1934 even if comments remain outstanding. In that case consider withdrawing the
         Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
Business, page 6

5. Please disclose the amount you are seeking to raise in your private placement offerings.
Operating Structure and REIT Considerations, page 15

6. Please revise the diagram on page 16 to clearly show the relationships among the company, MSREI and MSREI Holding.
Share Repurchase Plan, page 27

7. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income
         Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated
         December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
2017), or Black
         Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
Division   s Office of
         Mergers and Acquisitions at 202-551-3440.
8. We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class
FirstName LastNameDouglas Armer
       exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you
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             questions asHaven  Net REIT
                          to whether  the plan is entirely consistent with that
class exemption you
       may18,
December    contact
               2023 the
                     PageDivision
                           2      of Trading and Markets at 202-551-5777.
FirstName LastName
 Douglas Armer
FirstName LastNameDouglas  Armer
North Haven Net REIT
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              2023    Haven Net REIT
December
Page 3    18, 2023 Page 3
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 130

9. Please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the shareholder. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Daniel B. Honeycutt, Esq.